

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 27, 2009

Via U.S. mail and facsimile

W. Campbell Birge
Chief Executive Officer and President
AmMex Gold Mining Corp.
346 Waverley Street
Ottawa, Ontario, Canada

> **Re:** **AmMex Gold Mining Corp.**
> **Preliminary Information Statement on Schedule 14C,**
> **Amendment No. 2**
> **Filed February 17, 2009**
> **File No. 333-113296**

Dear Mr. Birge:

This is to confirm that, on March 4, 2009, we informed your counsel, Jeffrey G. Klein, Esq., that we had no further comments on the above-referenced filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: N. Gholson
 via facsimile
 Jeffrey G. Klein (facsimile (561) 241-4943)